Exhibit 99.1
AgileThought, Inc.
Reports Fourth Quarter and Full Year 2021 Financial Results

Irving, Texas (March 31st, 2022) — AgileThought, Inc. (“AgileThought” or the “Company”) (NASDAQ: AGIL), a global provider of digital transformation services, custom software development, and next generation technologies, today reported results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Highlights and Results:
•Revenue was $42.1 million, a 22.0% increase over Q4 2020 revenue of $34.5 million and a 4.2% increase over Q3 2021
•Gross profit was $12.5 million, a 40.4% increase over Q4 2020 gross profit of $8.9 million, and a 16.2% increase over Q3 2021
•9 new clients added during the quarter
•$53 million in bookings (Total Contract Value)
•1.3x Book to Bill ratio in Q4 2021 (Total Contract Value/Revenue)

2021 Full Year Highlights and Results:
•Revenue was $158.7 million for 2021, a 3.2% decrease compared to 2020 revenue of $164.0 million
•Gross profit was $46.4 million, a 8.2% decrease over 2020 of $50.5 million
•36 new clients added during the year
•$218 million in bookings (Total Contract Value)
•1.4x Book to Bill ratio for 2021 (Total Contract Value/Revenue)
•Reduced outstanding debt to $57.1 million at December 31, 2021, compared to $137.3 million at December 31, 2020

“We closed the fourth quarter with continued positive business momentum and delivered sequential revenue growth of 4.2% over the third quarter. Our fourth quarter results mark the fourth consecutive quarter of revenue growth. Compared to the same period of the prior year, our Q4 2021 revenue increased 22%, which aligns well to our long-term targeted organic revenue growth of +20% year-over-year,” commented AgileThought Chief Executive Officer Manuel Senderos. “New clients are often a strong leading indicator for future revenue performance, and the 19 new clients we added in both the third and fourth quarters of 2021 confirm the high demand environment for our digital transformation services.

“We will continue to focus on top line growth in the U.S. market and expand our Latin American near-shore delivery, both of which are underlying components for overall revenue growth acceleration and increasing gross margin. We are pleased to see that the execution of our strategic plans in 2021 is showing pivotal results in our 2022 outlook. Our investments in building sales and delivery teams, successfully accessing public markets, and deleveraging our debt position represents inflection points that will collectively allow us to capture higher economic benefits and accelerate our growth. Additionally, we have bolstered our leadership team with the appointment of a Global Chief Operating Officer and an experienced Chief Delivery Officer.

“Recent geopolitical events have highlighted the advantages of our near-shore strategy, where we have invested heavily in building our talent infrastructure in Latin America. The proximity of our Latin American team has many advantages for our U.S. based clients, such as being geographically close and operating in similar time zones, which represent true benefits for both sides. In 2021, we added 346 billable employees in Latin America to our headcount, and this region now constitutes approximately 87% of our billable workforce. The initiatives we have put in place to build our Latin American team, along with programs that have been implemented to recruit and retain our talent, are instrumental in achieving our long-term goals of +20% organic revenue growth, gross margins of 35%, and adjusted EBITDA margin of 18%, given the margin advantages from our Latin American delivery,” concluded Mr. Senderos.

First Quarter 2022 Outlook

The table below summarizes AgileThought’s financial outlook for the first quarter of 2022. The Company expects to continue driving sequential revenue growth via aggressive hiring of talent to convert growing bookings into revenue. As such, gross margin may have quarterly fluctuations as new talent is preemptively onboarded to support our growth. However, we believe this aggressive hiring will position us for accelerating top line growth for the remainder of 2022. The Total Contract Value projection for our first quarter of 2022, is approximately a 25% increase as compared to the fourth quarter of 2021.

	Q1 2022
(in million USD, except Gross Margin in percentages)	Low	High
Revenue	$43.0	$43.3
Gross Margin	28.3%	28.6%

Amendment with First Lien and Second Lien Facility Lenders

On March 30, 2022, the Company entered into an amendment with the First Lien and Second Lien Facility Lenders to waive the Fixed Charge Coverage Ratio for March 31, 2022. In addition, the Total Leverage Ratio covenant for the quarterly period of March 31, 2022 was reset. As consideration for entering into this amendment, the Company agrees to pay the First Lien Facility’s administrative agent a fee equal to $500,000. The fee shall be fully earned as of March 30, 2022 and shall be due and payable upon the end of the term loan. However, the fee shall be waived in its entirety if final payment in full occurs prior to or on May 30, 2022.
Conference Call and Webcast Information

AgileThought will host its fourth quarter and annual 2021 Earnings Conference Call on Thursday, March 31, 2021, at 4:30 PM Eastern Time. The Earnings Conference Call may also include discussion of Company developments, forward-looking information and other material information about business and financial matters.

The fourth quarter and annual 2021 Earnings Conference Call will be webcast live and via telephone. Those wishing to participate via webcast should access the call through the Company’s Investor Relations website at https://ir.agilethought.com/. Those wishing to participate via telephone may dial in at 1-866-777-2509 (USA) or 1-412-317-5413 (International). The conference call replay will be available via webcast through the Company’s Investor Relations website.

A webcast replay of the call will be available approximately one hour after the end of the call through June 30, 2022. The webcast replay can be access via the above links or by calling 1-877-344-7529 (USA) or 1-412-317-0088 (International) and using access code 6829402. The telephonic replay will be available until April 14, 2022.

About AgileThought, Inc.
AgileThought is a pure play leading provider of agile-first software at scale, end-to-end digital transformation and consulting services to Fortune 1000 customers with diversity across end-markets and industry verticals. For over 20 years, Fortune 1000 companies have trusted AgileThought to solve their digital challenges and optimize mission-critical systems to drive business value. AgileThought’s solution architects, developers, data scientists, engineers, transformation consultants, automation specialists, and other experts located across the United States and across Latin America deliver next-generation software solutions that accelerate the transition to digital platforms across business processes. For more information, visit https://agilethought.com/.
Forward-Looking Statements

This press release includes financial guidance and other “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. AgileThought’s actual results may differ from the expectations, estimates, projections and other information included in these forward-looking statements, and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside AgileThought’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: AgileThought’s ability to repay and/or continue to service its indebtedness; the availability of funding sufficient for AgileThought’s foreseeable and unforeseeable operating expenses and capital expenditures requirements; the ability for AgileThought to continue as a going concern; AgileThought may be unable to effectively manage its growth or achieve anticipated growth, which could place significant strain on AgileThought’s management personnel, systems and resources; AgileThought faces intense and increasing competition; AgileThought’s failure to successfully attract, hire, develop, motivate and retain highly skilled personnel could materially adversely affect AgileThought’s business, financial condition and results of operations; failure to adapt to rapidly changing technologies, methodologies and evolving industry standards may have a material adverse effect on AgileThought’s business, financial condition and results of operations; failure to successfully deliver contracted services or causing disruptions to clients’ businesses may have a material adverse effect on AgileThought’s reputation, business, financial condition and results of operations; the impact of the COVID-19 pandemic has and may continue to materially adversely affect AgileThought’s business operations, and overall financial performance; and other risks and uncertainties indicated in AgileThought’s filings with the SEC. There may be additional risks that could cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect AgileThought’s expectations, plans or forecasts of future events and views only as of the date of this press release. AgileThought anticipates that subsequent events and developments will cause its assessments to change. However, while AgileThought may elect to update these forward-looking statements at some point in the future, AgileThought specifically disclaims any responsibility to do so.

Investor Contact
Chris Desautelle
(888) 257-3001
investorrelations@agilethought.com

Key Business Metrics
We regularly monitor several financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key non-GAAP and business metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Year Ended December 31,
	2021	2020
Gross Margin(1)	29.2%	30.8%
Adjusted EBITDA (in thousands)(2)	$3,407	$17,875
Number of large active clients (at or above $1.0 million of revenue in prior 12-month period) as of end of period (3)	29	29
Revenue concentration with top 10 clients(4)	65.1%	67.0%
____________
(1)Calculated as net revenues for the period minus cost of revenue for the period, divided by net revenues.
(2)Refer to the Non-GAAP Measure section below for a definition of Adjusted EBITDA and a reconciliation to the nearest GAAP metric.
(3)Defined as the number of active clients from whom we generated more than $1.0 million of revenue in the prior 12-month period. For comparability purposes, we include the clients of the acquired businesses that meet these criteria to properly evaluate total client spending evolution.
(4)Defined as the percent of our total revenue derived from our ten largest active clients.

AgileThought, Inc.
Unaudited Consolidated Statements of Operations

	Three months ended December 31,		Year ended December 31,
(in thousands USD)	2021	2020	2021	2020
Net revenues	$42,095	$34,474	$158,668	$163,987
Cost of revenue	29,594	25,615	112,303	113,465
Gross profit	12,501	8,859	46,365	50,522

Operating expenses:
Selling, general and administrative expenses	13,406	8,552	43,551	31,955
Depreciation and amortization	1,745	1,705	6,984	6,959
Change in fair value of contingent consideration obligations	—	(554)	(2,200)	(6,600)
Change in fair value of embedded derivative liabilities	—	—	(4,406)	—
Change in fair value of warrant liability	(3,935)	—	(4,694)	—
Equity-based compensation expense	—	31	6,481	211
Impairment charges	—	—	—	16,699
Restructuring expenses	1,024	2,965	911	5,524
Other operating expenses, net	774	3,293	1,785	6,997
Total operating expense	13,014	15,992	48,412	61,745
Loss from operations	(513)	(7,133)	(2,047)	(11,223)

Interest expense	(4,340)	(4,490)	(16,457)	(17,293)
Other (expense) income	(648)	4,855	(1,084)	4,525
Loss before income tax	(5,501)	(6,768)	(19,588)	(23,991)

Income tax expense (benefit)	473	(119)	460	2,341
Net loss	(5,974)	(6,649)	(20,048)	(26,332)

Net income (loss) attributable to noncontrolling interests	43	(28)	22	(155)
Net loss attributable to the Company	$(6,017)	$(6,621)	$(20,070)	$(26,177)

Selected Balance Sheet Data

	Year ended December 31,
(in thousands USD)	2021	2020
Cash, cash equivalents and restricted cash	$8,640	$9,432
Total assets	221,310	220,282
Total debt	57,112	137,343
Total liabilities	126,662	202,084
Total stockholders' equity attributable to the Company	94,648	18,335

Selected Cash Flow Data

	Year Ended December 31,
(in thousands USD)	2021	2020
Net cash used in operating activities	$(23,223)	$(1,066)
Net cash used in investing activities	(916)	(1,585)
Net cash provided by financing activities	23,551	6,606

Selected Segment Data

	Three Months ended December 31,		Year ended December 31,
Revenue by Geography (in thousands)	2021	2020	2021	2020
United States	$26,568	$24,146	$103,436	$113,073
Latin America	15,527	10,328	55,232	50,914
Total	$42,095	$34,474	$158,668	$163,987

	As of December 31,
Employees by Geography	2021	2020
United States	355	409
Latin America	2,315	1,873
Total	2,670	2,282

Non-GAAP Measures
Management uses certain non-GAAP financial measures, and reconciliations to those measures, to evaluate our core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments and to make performance-based compensation decisions for key personnel. The measures exclude certain expenses that are required under U.S. GAAP. We exclude certain non-cash expenses and certain items that are not part of our core operations.
Management believes these supplemental performance measurements are useful in evaluating operating performance, as they are similar to measures reported by our public industry peers and those regularly used by security analysts, investors and other interested parties in analyzing operating performance and prospects. The non-GAAP financial measures are not intended to be a substitute for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare our performance to that of other companies. We compensate for these limitations by providing investors and other users of our financial information a reconciliation of our non-GAAP measures to the related GAAP financial measure. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our non-GAAP measures in conjunction with GAAP financial measures.
We define and calculate our non-GAAP financial measures as follows:
•EBITDA: Net (loss) income plus income tax expense (benefit), plus interest expense, net, and plus depreciation and amortization.
•Adjusted EBITDA: EBITDA further adjusted to exclude the change in fair value of contingent consideration obligations, plus change in fair value of embedded derivative liability, plus the change in fair value of warrant liability, plus equity-based compensation expense, plus impairment charges, plus restructuring expenses, plus foreign exchange loss (gain), plus (gain) loss on business dispositions, plus gain on debt extinguishment or debt forgiveness, plus certain transaction costs, plus certain other expense, net.
Reconciliation of Net Loss to EBITDA and Adjusted EBITDA
The following table presents the reconciliation of our EBITDA and Adjusted EBITDA to our net loss, the most directly comparable GAAP measure, for the annual periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands USD)	2021	2020	2021	2020
Net loss	$(5,974)	$(6,649)	$(20,048)	$(26,332)
Income tax expense	473	(119)	460	2,341
Interest expense, net	4,336	4,463	16,387	17,181
Depreciation and amortization	1,745	1,705	6,984	6,959
EBITDA	580	(600)	3,783	149
Change in fair value of contingent consideration obligations	—	(554)	(2,200)	(6,600)
Change in fair value of embedded derivative liability	—	—	(4,406)	—
Change in fair value of warrant liability	(3,935)	—	(4,694)	—
Equity-based compensation expense	—	31	6,481	211
Impairment charges	—	—	—	16,699
Restructuring expenses	1,024	2,965	911	5,524
Foreign exchange loss (gain)	406	(4,886)	1,936	(3,597)
Gain on business dispositions	—	271	—	(1,100)
Gain on debt extinguishment	—	(142)	(1,306)	(142)
Transaction costs	716	3,557	1,334	6,645
Other expense, net[1]	1,492	80	1,568	86
Adjusted EBITDA	$283	$722	$3,407	$17,875
1 - Includes a $1.4 million non-operational expense associated with consolidating legal entities.